Exhibit 99.2

Standard General to Nominate Slate of Four Highly Qualified, Diverse Director Candidates for Election at TEGNA's 2020 Annual Meeting

NEW YORK, Jan. 15, 2020 – Standard General L.P., one of the largest shareholders of TEGNA Inc. (NYSE: TGNA), and the owner of approximately 9.7% of the Company's outstanding shares, today announced that it will nominate a slate of four highly qualified, diverse and independent candidates for election to the Board of Directors at the Company's 2020 Annual Meeting of Shareholders.

Standard General also announced that it has issued the following open letter to TEGNA shareholders.

A LETTER TO THE SHAREHOLDERS OF TEGNA INC.

January 15, 2020

Dear Fellow Shareholders,

Standard General L.P. and its affiliated investment funds are the owners of approximately 9.7% of the outstanding shares of TEGNA Inc. We are the Company’s largest shareholder, excluding index funds, and we own approximately 20 times as many shares as the current Board and management combined. Our interests are directly aligned with yours.

Standard General has an excellent track record of delivering profitable outcomes in similarly situated local television broadcasting companies. Media General, Inc. (NYSE:MEG) was a publicly-traded broadcaster which, like TEGNA, had a long tradition in print media, but had divested those assets to pursue a pure-play broadcasting strategy. From our position as a substantial shareholder, and with a single Standard General principal on the board, we worked constructively with the management team and directors to help guide the company through a merger with publicly-traded LIN Media LLC (NYSE: LIN) that more than doubled its station portfolio. Following that merger, we helped oversee substantial increases in cash flow through a series of operational improvement initiatives and strategic acquisitions before ultimately selling the combined company to Nexstar Media Group (NASDAQ: NXST) in a cash and stock transaction valued at approximately $5 billion. The sale price represented a multiple of 11.2x EBITDA and an implied return of 179% during our 3.6 years of ownership. Holders who continue to own the stock today have earned a 280% return over 6.6 years.1

Standard General invested in TEGNA because of our conviction that TEGNA should be the premier pure play local broadcasting company. TEGNA is the most important local affiliate television broadcasting company not currently at the regulatory ownership cap. TEGNA owns more Big 4 network affiliates in top 30 markets than any company save the network operators themselves.  Given the quality of its assets, TEGNA should be delivering best-in-class performance, and commensurate shareholder returns.

TEGNA shares, however, have consistently underperformed its closest local broadcasting peers.  From the time of TEGNA’s spin-off of Cars.com to become a pure-play broadcaster in June 2017 until Standard General disclosed its ownership stake on August 14, 2019, TEGNA’s stock price declined by 13% vs. a 39% increase for its peer group and a 17% increase for the S&P 500.  In contrast, since we disclosed our ownership stake and the press reported that Apollo Global Management was interested in buying TEGNA, the stock price has increased by approximately 25%. In our view, this disparity in stock price performance underscores that investors want and expect significant changes at TEGNA.

Given Standard General’s substantial investment in TEGNA, our expertise in the broadcasting industry, and our focus on driving value for all TEGNA shareholders, we strongly believe that TEGNA shareholders would benefit from having a representative of Standard General on the TEGNA board.

We did engage the company in an effort to reach a consensual solution, and are disappointed that members of management and the TEGNA board refused our reasonable request for board representation. In our view this refusal reflects a continued pattern of passivity by the TEGNA board in the face of persistent underperformance, a questionable M&A strategy, excessive leverage and, recently, the apparent rebuff of an acquisition proposal at a premium valuation from a credible buyer. As a result, we are compelled to take the step of nominating our own candidates for election to the TEGNA board.

We believe that the addition of our four highly qualified, diverse and independent nominees to the TEGNA Board is a critical first step to ensure that TEGNA is on the right path to maximize value for all shareholders. Our nominees have significant operating experience in the television broadcasting industry and backgrounds spanning strategic planning, finance, M&A, and technology. Collectively, they have decades of experience as CEOs, CFOs, COOs, and directors of well-performing broadcasting companies. Our nominees are committed to rigorous oversight of TEGNA’s management, operations and business strategy. Importantly, with the addition of our nominees, TEGNA’s board would much better reflect the diversity of its audience.

We look forward to engaging with you and sharing additional detail on our plans for TEGNA in the coming weeks and months.

Best Regards,

Soohyung Kim
Founding Partner
Standard General L.P.

1  Standard General was the largest holder of New Young Broadcasting Holding Co, Inc. On June 6, 2013 New Young merged with Media General. The day prior to the announcement of the transaction Media General closed at $7.30 per share.  In 2015 Media General agreed to be acquired by Nexstar Media Group for $10.55 per share in cash, 0.1249 shares of Nexstar stock per share of Media General stock, and a contingent value right that paid $1.97 per share in cash.

Biographies of Standard General's Nominees (in alphabetical order)

Colleen B. Brown is the founder of Marca Global, LLC, a marketing technology company. Ms. Brown served as President and Chief Executive Officer of Fisher Communications, Inc. (NASDAQ: FCSI) from 2005 to 2013 and as a director of Fisher Communications, Inc. from 2006 to 2013. She also served as Senior Vice President of Belo Corporation, President of the Television Division of Lee Enterprises, and President and General Manager of various companies at Gannett Co. Inc. Ms. Brown currently serves as a director of Big 5 Sporting Goods Corporation (NASDAQ:BGFV), TrueBlue, Inc. (NYSE:TBI), German-based Spark Networks, and privately held Port Blakely Companies.  She has previously served as chairperson of the board of American Apparel, Inc., and on the boards of Career Builder, Classified Ventures, and DataSphere Technologies. In 2017, Ms. Brown was honored as Director of the Year by the Pacific Northwest National Association of Corporate Directors (NACD). Ms. Brown was inducted in 2014 to the GAMCO Management Hall of Fame.  Ms. Brown is also a Henry Crown Fellow and member of the Aspen Leadership Institute. Ms. Brown holds a B.S. from the University of Dubuque and M.B.A. from the University of Colorado. As a director, Ms. Brown will bring to the Board extensive executive experience in strategic planning, operations, finance, and technology. Her leadership as a public company Chief Executive Officer, as well as a senior officer in two large media companies, will be a valuable resource to the Company.

Ellen McClain Haime is the Chief Financial Officer of Year Up, Boston, MA, a not-for-profit provider of job training services. Ms. McClain previously served as Vice President, Finance of Hearst-Argyle Television, Inc.(NYSE:HTV), a publicly-traded owner/operator of 29 television stations. Prior to her role at Hearst-Argyle, Ms. McClain served as Senior Vice President, Chief Financial Officer and Vice President, Corporate Development at Granite Broadcasting Corporation. Ms. McClain serves on the Board of Directors of Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products. Ms. McClain previously served as President, Chief Operating Officer, Senior Vice President and Chief Financial Officer for the New York Racing Association, Inc., the operator of three of the largest racetracks in the United States. Ms. McClain earned a B.A. in Economics from Brown University and a Master in Business Administration degree from Harvard University. As a director, Ms. McClain will bring to the Board extensive financial, operational and organizational expertise gained as Chief Financial Officer, Chief Operating Officer, and President of public and private enterprises.

Soohyung Kim is the Founding Partner of Standard General L.P., an investment firm, and is the firm’s Chief Executive Officer and Chief Investment Officer. Mr. Kim served as a director of New Young Broadcasting Holding Co., Inc. and Media General from 2011 to its sale in 2017.  Mr. Kim is a director of Twin River Worldwide Holdings, Inc. (NYSE:TRWH), where he serves as Chairman of the Board. Mr. Kim was inducted in 2016 to the GAMCO Management Hall of Fame.  Mr. Kim holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University. As a director, Mr. Kim will bring to the Board significant experience in the television broadcasting industry as well as extensive M&A experience and knowledge of the capital markets.

Deborah McDermott is the Chief Executive Officer of Standard Media Group LLC. Ms. McDermott has over twenty years of experience leading broadcast groups, most recently as Chief Operating Officer of Media General and as Chief Executive Officer and President of Young Broadcasting. In these roles, Ms. McDermott served as a key member of the leadership teams responsible for the successful acquisition and integration of more than 90 stations. Ms. McDermott is also a member of the Broadcasting & Cable Hall of Fame and has served as Chair of the National Association of Television Program Executives (NATPE), Chair of the ABC Affiliate Board of Governors, and as a member of the Boards of the National Association of Broadcasters (NAB) and the Television Bureau of Advertising (TVB). Ms. McDermott is currently a director of MediaCo Holding Inc. (NASDAQ: MDIA) and a director of Truxton Trust. In addition, Ms. McDermott is a member of the board of the Country Music Association.  Ms. McDermott is a graduate of South Dakota State University. As a director, Ms. McDermott will bring to the Board significant operating experience in the television broadcasting industry.

About Standard General L.P.
Standard General L.P. is a New York City-based SEC-registered investment advisor that manages event-driven opportunity funds. Standard General was founded in 2007 and primarily manages capital for public and private pension funds, endowments, foundations, and high net-worth individuals. For more information, please visit http://www.standardgenerallp.com/.

Investor Contacts
Bruce Goldfarb / Jason Alexander / Pat McHugh
Okapi Partners
info@okapipartners.com.
(212) 297-0720

Media Contacts
media@standgen.com

FORWARD-LOOKING STATEMENTS

All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are “forward-looking statements,” which are not guarantees of future performance or results, and the words “anticipate,” “believe,” “expect,” “potential,” “could,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation as to future results. Standard General L.P. disclaims any obligation to update the information herein except as may be required by law and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Standard General L.P. has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Standard General L.P., together with the other participants named herein, intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (“SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2020 annual meeting of shareholders of TEGNA Inc., a Delaware corporation (the “Company”).

STANDARD GENERAL STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR: OKAPI PARTNERS LLC, BRUCE GOLDFARB / JASON ALEXANDER/ PAT MCHUGH, 212-297-0720, INFO@OKAPIPARTNERS.COM

The participants in the proxy solicitation are anticipated to be Standard General L.P., Standard General Master Fund L.P., Soohyung Kim, Stephen Usher, David Glazek, Michael Perrone, Colleen B. Brown, Ellen McClain Haime and Deborah McDermott.

As of the date hereof, Standard General L.P. beneficially owns 21,124,315 shares of Common Stock, $1.00 par value per share of the Company (the “Common Stock”) in its capacity as the investment manager to various private investment vehicles, including Standard General Master Fund L.P., which is the record owner of 100 shares; Soohyung Kim may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Standard General L.P. As of the date hereof, Ms. Brown, Ms. Haime, Ms. McDermott, Mr. Usher, Mr. Glazek and Mr. Perrone do not beneficially own any shares of Common Stock.